August 1, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention:	Ameen Hamady
Shannon Menjivar
Ruairi Regan
Pam Howell

Re:	AI Transportation Acquisition Corp
Amended Registration Statement on Form S-1
Filed May 15, 2023
File No. 333-270558

Dear Ladies and Gentlemen,

On behalf of our client, AI TRANSPORTATION ACQUISITION CORP (the “Company”), we hereby provide a response to the comment issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated June 1, 2023, with respect to the Company’s Amended Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar, which includes June 30, 2023 financials ( “Amendment No. 3”).

In order to facilitate the review by the Staff of Amendment No. 3, we have responded, on behalf of the Company, to the comment set forth in the Staff’s letter.

Amended Registration Statement on Form S-1

Cover Page

1. Your revised disclosure in response to prior comment 1 does not appear to address several elements of that comment; therefore, we reissue the comment. Please provide prominent disclosure about the legal and operational risks associated with the Sponsor being located in and a majority of your executive officers and/or directors being located in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page, in the summary, and on pages 5, 7, 45, 72, and 84 of Amendment No. 3.

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If you have any additional questions regarding our response or the Registration Statement, please do not hesitate to contact Debbie A. Klis on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc:	Mr. Yongjin Chen, Chief Executive Officer
AI TRANSPORTATION ACQUISITION CORP